UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-40086

AlphaTON Capital Corp

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of AlphaTON Capital Corp (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously disclosed, in connection with AlphaTON Capital Corp’s (the “Company”) September 2025 private placement financing (the “Sept. 2025 Private Placement Financing”), the Company entered into certain Side Letter Agreements (each, a “Side Letter”) with certain investors in the Sept. 2025 Private Placement Financing. The Side Letters granted an irrevocable right and option to these investors to require the Company to repurchase all the ordinary shares of the Company (“Ordinary Shares”) received by the respective investor in exchange for the consideration initially provided by the respective investor to the Company (the “Put Option”). The period in which the Put Option may be exercised varies from six to twelve months, depending on the investor, after the September 25, 2025 closing of the Sept. 2025 Private Placement Financing.

On December 8, 2025, one of these investors exercised its Put Option, obligating the Company to transfer to the investor 1,230,590.71 locked TON tokens and 187,515.21 liquid TON tokens (which represents the consideration initially provided by this investor to the Company), with no adjustment for value, in exchange for the repurchase by the Company of the 658,644 Ordinary Shares received by this investor in the Sept. 2025 Private Placement Financing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025

ALPHATON CAPITAL CORP

By:	/s/ Brittany Kaiser
Brittany Kaiser
Chief Executive Officer